January 29, 2007

United States
Securities and Exchange Commission
Mail Stop 6010
Washington, D.C. 20549
Attn: Mr. Jeffrey Riedler

RE:   HC INNOVATIONS, INC.
      FORM 10-SB FILED DECEMBER 13, 2006
      FILE NO.: 0-52197

Mr. Riedler:

      On behalf of HC Innovations, Inc. (the "Company" or "HCI"), please find electronically transmitted herewith responses to your comments dated January 10, 2007 in connection with the Company's Form 10-SB, dated December 13, 2006 (the "Registration Statement"). This response letter has been numbered to coincide with your comment letter.

FORM 10
-------

General
-------

COMMENT1: PURSUANT TO SECTION 12(g)(1) OF THE EXCHANGE ACT, YOUR REGISTRATION STATEMENT WILL AUTOMATICALLY BECOME EFFECTIVE 60 DAYS AFTER IT WAS FILED. IF WE ARE NOT FINISHED WITH THE REVIEW BY THAT TIME, YOU SHOULD WITHDRAW THE REGISTRATION STATEMENT AND REFILE IT TO DELAY ITS EFFECTIVENESS.

Response: The Company acknowledges this comment but hopes to go effective prior to the expiration of the sixty (60) days time period. However, in the event the Staff has not finished its review, the Company will withdraw the Registration Statement and refile.

Description of Business
-----------------------

COMMENT 2: WE NOTE YOUR RESPONSE TO COMMENT 7 AND REISSUE THE COMMENT. PLEASE REVISE THE DISCUSSION TO AT LEAST INCLUDE THE INFORMATION CONTAINED IN YOUR RESPONSE TO THIS COMMENT.

Response: We have revised the Registration Statement to respond to this comment. Please see page 3 of the Registration Statement.

Healthcare Savings, page 6
--------------------------

COMMENT 3: WE NOTE YOUR RESPONSE TO COMMENT 10 AND REISSUE THE COMMENT IF YOU TAKE THE COST OF THE PROGRAM INTO ACCOUNT, THE SAVINGS ARE LESS THAN 25%. PLEASE REVISE THE

DISCUSSION TO REVISE THE STATED SAVINGS OR TO INDICATE THE PERCENTAGE REFLECTED IS BEFORE THE COSTS OF THE PROGRAM.

Response: We have revised the Registration Statement to respond to this comment. Please see page 6 of the Registration Statement.

COMMENT 4: PLEASE EXPAND THE DISCUSSION IN YOUR BUSINESS SECTION TO PROVIDE MORE DETAIL CONCERNING THE SAVINGS DEMONSTRATED BY YOUR PROGRAM WITH HEALTHNET. FOR EXAMPLE, HOW MANY ENROLLEES WERE THERE AND WAS THEIR AVERAGE COST $40,000 PER YEAR? WHAT PERIOD OF TIME WAS COVERED BY THE HEALTHNET PROGRAM AND HAS THE PROGRAM BEEN RENEWED AND/OR IMPLEMENTED ON A LARGER SCALE WITH HEALTHNET? IF NOT, WHY NOT?

Response: We have revised the Registration Statement to respond to this comment. Please see page 6 of the Registration Statement.

COMMENT 5: DID YOU EXPERIENCE SIMILAR SAVINGS WITH THE PILOT PROGRAM WITH BRIDGEPORT AND HARTFORD HOSPITALS? WHEN WERE THESE PILOT PROGRAMS INSTITUTED AND WERE THE PROGRAMS RENEWED OR IMPLEMENTED ON A PERMANENT BASIS.

Response: We have revised the Registration Statement to respond to this comment. Please see page 6 of the Registration Statement. Specifically, we have included the following disclosure:

     "THE BRIDGEPORT HOSPITAL PILOT lasted 18 months. We demonstrated a 90% reduction in hospitalization and a 75% decrease in hospital costs. This pilot tracked the same 60 patients for three years: two years before the program and one year after. The results were recently published in The Journal of Ambulatory Care Management, vol. 30, 1, pages 30- 38, creating a Wellness Program/Safety Net for the Medically Complex and Frail Patient.

THE HARTFORD HOSPITAL program demonstrated a savings of 44 % of total health care costs. This was published in "Connecticut Medicine" September 2002 pages 249 to 552. Both hospital programs were discontinued when the hospitals stopped taking financial risk within its managed care contracts and many managed care organizations in Connecticut discontinued its managed Medicare programs.

The HEALTHNET program demonstrated a 26% saving in health care costs. However, this data represented a year of costs in which the intervention was available for only 8 months. The average annual health care costs for the members enrolled in the program was approximately $40,000 representing claims data for 120 members tracked for three years. The program was terminated in 2004 when HealthNet NE discontinued all of its disease management interventions."

Liquidity and Capital Resources, page 35
----------------------------------------

COMMENT 6: REFER TO YOUR RESPONSE TO COMMENT 33. WE NOTE THAT YOU ADDED A DISCUSSION OF THE CHANGES IN YOUR LIQUIDITY FOR THE MOST RECENT INTERIM PERIOD. PLEASE REVISE THE DOCUMENT TO INCLUDE A SIMILAR DISCUSSION FOR EACH OF THE COMPARATIVE ANNUAL PERIODS PRESENTED IN THE DOCUMENT.

Response: We have revised the Registration Statement to respond to this comment. Please see page 35 of the Registration Statement.

Accounts Receivable, page 35
----------------------------

COMMENT 7: REFER TO YOUR RESPONSE TO COMMENT 34. YOUR REVISED DISCLOSURE STATES THAT YOU HAVE NOT RECORDED ANY ALLOWANCE HISTORICALLY. IT ALSO SEEMS TO INDICATE THAT YOU DO EXPERIENCE WRITE-OFFS RELATED TO THESE ACCOUNTS, BUT THAT YOU DIRECTLY REDUCE THE RECEIVABLE BALANCE AT THE TIME THAT THE AMOUNT OF THE WRITE-OFF IS DETERMINED. THE NET EFFECT OF THIS POLICY WOULD SEEM TO BE THAT THE ACCOUNTS RECEIVABLE ARE CARRIED AT AN AMOUNT OTHER THAN THEIR EXPECTED RECOVERY AMOUNT TO THE EXTENT THAT WRITE OFFS ARE MATERIAL. PLEASE DISCLOSE THE AMOUNT OF THESE DIRECT WRITE-OFFS EACH PERIOD AND HOW YOU DETERMINED THAT THE CARRYING AMOUNT DETERMINED UNDER THIS POLICY IS ADEQUATE.

Response: We have amended the form 10-SB disclosure to clarify the Company's policy as it relates to recognizing a contractual allowance as well as to properly reflect the direct write-offs experienced by the Company. We have included the amounts of the direct write-offs for each of the periods ended September 30, 2006 and 2005 and December 31, 2005 and 2004.

Impact of Recently Issued Accounting Pronouncements, page 36
------------------------------------------------------------

COMMENT 8: REFER TO YOUR RESPONSE TO COMMENT 35. BASED ON OUR REVIEW OF THE DOCUMENT, WE WERE UNABLE TO DETERMINE WHERE YOU MADE THE CHANGES REFERENCED IN YOUR RESPONSE. THE PARAGRAPH THAT DISCUSSES SFAS 123R ON PAGE 37 STILL DISCLOSES THAT YOUR OPTIONS WILL BE FULLY VESTED AND YOUR DISCLOSURE ON PAGE 40 STILL SAYS THAT YOU DO NOT HAVE ANY OPTION PLANS. PLEASE RECONCILE THE DIFFERENCES BETWEEN THESE STATEMENTS OR DEMONSTRATE THAT YOU HAVE MADE THE REFERENCED CHANGES.

Response: We have revised the Registration Statement to respond to this comment. Please see page 37 of the Registration Statement.

Consolidated Financial Statements - December 31, 2005
-----------------------------------------------------


Consolidated Statement of, Changes in Stockholders' Equity (Deficit), page .4
-----------------------------------------------------------------------------

COMMENT 9: REFER TO YOUR RESPONSE TO COMMENT 39. IT IS STILL UNCLEAR HOW YOU CHANGED TO INCLUDE THE EFFECTS OF THE RECAPITALIZATION AND THE STOCK-SPLIT THROUGHOUT THESE FINANCIAL STATEMENTS. BASED ON THE INFORMATION INCLUDED IN THIS STATEMENT, YOU HAD 24 MILLION SHARES OUTSTANDING AT DECEMBER 31, 2005. YOUR DISCLOSURE IN NOTE 2 OF THE INTERIM

FINANCIAL STATEMENTS FOR SEPTEMBER 30, 2006 INDICATES THAT YOU ISSUED 24 MILLION SHARES AS PART OF THE RECAPITALIZATION TRANSACTION. PLEASE PROVIDE TO US THE FOLLOWING INFORMATION RELATED TO THESE TRANSACTIONS:

   o Clarify how the 24 million issued in the capitalization impacted the amounts reported at December 31, 2005.

   o Explain whether the stock split that took place in 2005 was reflected for the entire year in your EPS calculations because the presentation of this stock split within this statement does not make this treatment clear.

   o Identify what the "change in corporate structure" was that you referred to in response as being discussed in note 2 of the 2005 financial statements as we were unable to identify this discussion in that note.

   o If you meant to reference in your response the recapitalization discussed in note 2 of the interim financial statements, explain to us why the impact of this recapitalization and the stock-split is not appropriate to push back through the prior periods. Include any specific references to the authoritative literature that supports this treatment.

Response: As disclosed in note 4 to the September 30, 2006 financial statements, the Company entered into a reverse acquisition merger arrangement with Ayre Holdings, Inc. As with any reverse acquisition merger, the historical financial statements presented are those of the accounting acquirer (HC Innovations, Inc. or HCI). Therefore, all financial statement data presented prior to the reverse acquisition merger is that of the accounting acquirer. The equity section of HC Innovations, Inc. represents the historical transactional detail relative to HCI as a private company prior to the reverse acquisition merger. For purposes of computing earnings per share, the Company has retroactively included the stock split which occurred on September 19, 2005. The effects of the reverse acquisition merger recapitalization were not retroactively included as there was no retroactive impact from the 1:1 exchange of shares (described more fully below).

The following are answers to the specific questions raised in comment #9 of the SEC Comment letter dated January 10, 2007:

QUESTION: Clarify how the 24 million issued in the recapitalization impacted the amounts reported at December 31, 2005.

RESPONSE: By Stock Acquisition Agreement dated May 11, 2006, Ayre Holdings, Inc. ("Ayre" or "the Company"), a Delaware corporation, acquired 100% of the issued and outstanding shares of HC Innovations, Inc., in exchange for 24,368,323 shares of common stock of the Company representing approximately 99% of the total issued and outstanding shares of the Company at the time. Prior to the consummation of the acquisition on June 9, 2006, Ayre, a non-reporting pink sheet company and public shell had 328,637 shares of common stock outstanding.

According to the SEC Practice guidance on reverse acquisition mergers called "Reverse Acquisitions Q&A Memo," A4 states "the equity section of the balance sheet and earnings per share of Company T (HC Innovations, Inc.) are retroactively restated to reflect the effect of the exchange ratio established in the merger agreement." Since the exchange ratio was one share of common stock of the private company for one share of common stock of the public company, the resulting ratio is 1:1 and therefore, there is no net impact to the number of shares.

Prior to the consummation of the acquisition on June 9, 2006, Ayre had 328,637 shares of common stock outstanding. At the date of the reverse acquisition merger, Ayre was a public shell and had no assets, no liabilities, and no net stockholders' equity. Therefore, this was the only recapitalization adjustment that was required.

The key components of the reverse acquisition merger transaction were as follows:

                                            -----------------------
                                                 COMMON STOCK
                                            ------------------------------------
                                              SHARES
                                             ISSUED AND                 PAID-IN
                                            OUTSTANDING     AMOUNT      CAPITAL
                                            -----------    --------    --------

Balance, January 1, 2006                     23,868,323     238,684     421,767
Common stock issued in connection
  with convertible debentures                   500,000       5,000     136,348
                                            -----------    --------    --------
Private company shares issued and
  outstanding prior to reverse
  acquisition merger                         24,368,323     243,684     558,115
                                            -----------    --------    --------
Reverse acquisition merger adjustments:
  Public company shares already
    outstanding on date of merger
    (June 9, 2006), par value $0.001            328,637         328        (328)
  Public company shares issued in a
    1:1 exchange for private company
    shares, par value $0.001                 24,368,323      24,368     (24,368)
  Private company shares exchanged,
    par value $0.01                         (24,368,323)   (243,684)    243,684
                                            -----------    --------    --------
  Net adjustment, reverse acquisition
    merger                                      328,637    (218,988)    218,988
                                            -----------    --------    --------

Public company, post-merger                  24,696,960      24,696     777,103
                                            ===========    ========    ========

QUESTION: Explain whether the stock split that took place in 2005 was reflected for the entire year in your EPS calculations because the presentation of this stock split within this statement does not make this treatment clear.

RESPONSE: Earnings per share does include the effects of the September 19, 2005 stock split as disclosed in note 14 of the December 31, 2005 financial statements ("the effect of the stock split has been recognized in the stockholders' equity (deficit) section of the consolidated balance sheet AND IN ALL SHARE DATA in the accompanying consolidated financial statements and notes to the consolidated financial statements"). We have included, at Exhibits B.1 through B.4 a copy of management's worksheets calculating the weighted average shares for the years ended December 31, 2005 and 2004, and the 9 month periods ended September 30, 2006 and 2005. The Company has updated the September 30, 2005 weighted average shares outstanding to the appropriate number of shares as reflected at Exhibit B.3. The effect of this change on the earnings per share as previously reported is zero.

QUESTION: Identify what the "change in corporate structure" was that you referred to in response as being discussed in note 2 of the 2005 financial statements as we were unable to identify this discussion in that note.

RESPONSE: The change in corporate structure that we referred to is that which is discussed in note 2 to the 2005 audited financial statements relating to the consolidation of the variable interest entities in accordance with FIN 46R and EITF 97-2. We have made minor edits to note 2 to make it read more clearly.

The 2004 financial statements of HC Innovations, Inc. and Subsidiaries include the accounts of HC Innovations, Inc. and its direct and indirect wholly owned subsidiaries Enhanced Care Initiatives, Inc. and Enhanced Care Initiatives of Maine, Inc. The 2004 financial statements have not been shown comparative to the 2005 financial statements since the 2004 financial statements are presented on a single company basis as the requirements for consolidation under either SFAS No. 94 or FIN 46R was not applicable. Management has determined that the presentation of the 2004 financial statements with the 2005 financial statements would be misleading to the lack of comparability of the underlying corporate entities.

QUESTION: If you meant to reference in your response the recapitalization discussed in note 2 of the interim financial statements, explain to us why the impact of this recapitalization and the stock-split is not appropriate to push back through the prior periods. Include any specific references to the authoritative literature that supports this treatment.

RESPONSE: As discussed above, the stock split is presented in accordance with generally accepted accounting principles in the statements of changes in stockholders' equity (deficit) and the notes to the consolidated financial statements and has also been retroactively included ("pushed back") in all earnings per share calculations (see Exhibits B.1 to B.4). The 328,637 shares that are shown as the reverse acquisition recapitalization adjustment represent the shares held by the Ayre shareholders prior to the reverse acquisition merger and should not be pushed back and/or included in the earnings per share calculations prior to the reverse acquisition merger as the shareholders of those 328,637 shares had no legal rights or obligations to the Company's earnings/losses before the merger.

COMMENT 10: REFER TO YOUR RESPONSE TO COMMENT 47. IT SEEMS THAT MANY OF THE VALUATIONS THAT YOU ASSIGNED TO THESE ISSUANCES ARE BASED ON AN INVOICE VALUE OR THE AMOUNT OF INTEREST ACCRUED AT THAT TIME. THE USE OF THESE VARIOUS AMOUNTS RESULTS IN VALUATIONS THAT YOU ASSIGNED THAT APPEAR INCONSISTENT AND THEREFORE DO NOT APPEAR TO BE AN ACCURATE MEASUREMENT OF THE FAIR VALUE OF YOUR SHARES.

   o Please explain how the results of this technique in assigning a $0.40 value on October 6, 2005 reconciles to the determination of a new value of $0.16 per share approximately one month later on November 14, 2005 in satisfaction of the interest.

   o While we recognize that the shares issued in settlement of these amounts are negotiated, they appear to fail to really address the underlying value of the shares. Provide to us using an accepted valuation model or a determination based on sales of shares to unrelated parties a valuation of you shares at each issuance discussed in this response.

Response: In connection with the valuation of equity transactions that occurred from January 1, 2005 to September 30, 2006, the Company considered Statement of Financial Accounting Standards No. 123 (revised 2004); Share Based Payments (SFAS 123R), specifically paragraph 7, and also considered the American Institute of Certified Public Accountants ("AICPA") Task Force's Audit and Accounting Practice Aid-- Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the "AICPA Practice Aid"). As a company without significant resources, management concluded that the expenditure of limited available funds to engage an outside valuation specialist to perform contemporaneous and comprehensive valuations in 2005 and 2006 was not an appropriate use of financial resources and management felt that they were able to properly value these transactions in accordance with GAAP most appropriately. Management believes that each transaction is recorded at the fair value of each underlying transaction and that any fluctuations in fair value between transaction dates were reasonable (see discussion following). In addition, values were NOT determined at interest accrued at that time. The number of shares included in the Company's debt transactions were determined when those agreements were signed and were issued in lieu of cash interest.

SFAS 123R, paragraph 7 is excerpted as follows:

      7. If the fair value of goods or services received in a share-based payment transaction with nonemployees is more reliably measurable than the fair value of the equity instruments issued, the fair value of the goods or services received shall be used to measure the transaction. In contrast, if the fair value of the equity instruments issued in a share-based payment transaction with nonemployees is more reliably measurable than the fair value of the consideration received, the transaction shall be measured based on the fair value of the equity instruments issued. A share-based payment transaction with employees shall be measured based on the fair value (or in certain situations specified in this Statement, a calculated value or intrinsic value) of the equity instruments issued.

Chapter 2, paragraphs 10 and 11 of the AICPA Practice Aid, are excerpted as follows:

      10. "For purposes of valuing privately issued securities, fair value is defined as the amount at which a minority common stock interest in a privately held enterprise could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale..."

      11. "...If quoted market prices are not available, the estimate of fair value should be based on the best information available, including prices for similar securities and the results of using other valuation techniques. Securities of privately held enterprises, by definition, are not traded in public markets and, therefore, quoted market prices are not available. However, privately held enterprises may sometimes engage in arm's-length transactions with unrelated parties for issuances of their equity securities, and the cash exchanged in such a transaction is, under certain conditions, an observable price that serves the same purpose as a quoted market price..."

Chapter 6 of the AICPA Practice Aid recommends three general approaches to valuation: (i) the market approach, which compares a company's financial data, transactions with unrelated investors, and ratios to other companies with similar characteristics in order to draw correlations relevant to valuation;
(ii) the income approach, which develops an estimate of value for a company based on its historical or expected future financial performance; and (iii) the asset (or replacement cost) approach, which uses an estimate of value for a company's net assets.

Management concluded that the fair value of goods or services received in each of these share based transactions with unrelated parties was clearly the most reliable measure of fair value and represented the best information available as discussed in SFAS 123R, paragraph 7 and the AICPA Practice Aid Chapter 2, paragraphs 10 and 11. The Company did not use the approaches in Chapter 6 of the AICPA Practice Aid for the following reasons: 1) Market Approach - there are two distinct operating segments of the Company's business--Easy Care and NP Care. Both segments are based on proprietary clinical, business and technology systems that have been designed and implemented by the Company. Management has not been able to identify any comparable public companies, either in size or business model that would assist in determining a valuation of the Company's stock using the market approach; 2) Income Approach - the income approach was not used as reliable expectations of future income and cash flows are not yet available; and
3) Asset Approach - not applicable as the Company has negative net assets.

You specifically asked us to discuss how management's valuation of $0.40 per share on October 5, 2005 reconciles to $0.18 per share on November 14, 2005. While each transaction is unique, it is important to remember that each transaction was independently negotiated with willing, unrelated third parties. A number of factors contributed to the decrease from $0.40 per share to $0.18 per share which management feels is reasonable given the circumstances of each of the transactions, including:

     1) Prospects for liquidity: From October 5, 2005 to November 14, 2005, the Company's prospects for liquidity had continued to decline and the company's need for cash investors increased which contributes to a deeper discount in the value of its shares;

     2) Size of the transaction/financing: Given the relatively large size of this financing ($1.25 million) on November 14, 2005, the company was willing to give a deep discount in order to improve the company's liquidity and to advance the future viability and growth initiatives of the company. Generally, when a transaction involves a large block of shares and/or dollars, that transaction might not be "comparable" or "reconcilable" to other less significant transactions due to its importance to the company. The factor is one of the more heavily weighted factors;

     3) Restrictions on equity securities: The ability of the holder to convert the November 14, 2005 debt instrument into equity is "contingent" upon the company becoming a public company. The greater the extent and duration of restrictions, the greater the discount would tend to be to entice investors. This factor is one of the more heavily weighted more heavily weighted factors;

     4) Risk or volatility: The risk or volatility continued to increase from October 5, 2005 to November 14, 2005 as a result of liquidity and other issues. The higher the perceived risk of the company, the higher the discount would tend to be;

     5) Uncertainty of value: As it continues to be more difficult to value the company as each month passes, the higher the discount would be;

     6) Each transaction was separately negotiated at arm's length with unrelated third parties and payment of shares was made in lieu of payment of cash;

     7) The fair value of goods or services received in these transactions was clearly more reliably measurable than the fair value of the equity instruments issued;

     8) Hypothetically, if the company did use $0.40 per share (in lieu of interest) on November 14, 2005, management believes that would have resulted in an unreasonably high effective interest rate and misstating of interest expense in the company's consolidated statements of operations and earnings (loss) per share.

Management believes that the above authoritative guidance provided by SFAS 123R and the supplemental discussion provided by the AICPA Practice Aid support management's approach for establishing the fair values in these transactions. Exhibit A to this response letter outlines the stock transactions that incurred throughout the period from January 1, 2005 to September 30, 2006. We have also added "Stock Based Transactions" section to the "Critical Accounting Policies and Estimates" section of this document.

2. Summary of Significant Accounting Policies, page 7
-----------------------------------------------------

Revenue Recognition, page 9
---------------------------

COMMENT 11: REFER TO YOUR RESPONSE TO COMMENT 44. IT REMAINS UNCLEAR BASED ON YOUR REVISED DISCLOSURES WHAT YOU MEAN WHEN YOU STATE "WHEN EARNED." PLEASE REVISE YOUR DISCLOSURE TO BETTER DESCRIBE THE EARNING PROCESS AND WHAT DETERMINES WHEN THE REVENUES ARE EARNED.

Response: We have revised the Registration Statement to respond to this comment. Please see page 9 of the December 31, 2005 Financial Statements.

10. Long-Term Debt. page 16 Convertible Debentures, page 16
-----------------------------------------------------------

COMMENT 12: REFER TO YOUR RESPONSE TO OUR COMMENT NUMBER 45. WE ARE STILL UNCLEAR ABOUT THE ACCOUNTING APPLIED TO THESE INSTRUMENTS. PLEASE TELL US HOW YOU CONSIDERED THE FOLLOWING ISSUES ASSOCIATED WITH THIS CONVERTIBLE DEBT ISSUANCE AND ALL SUBSEQUENT ISSUANCES THROUGH SEPTEMBER 30, 2006:

   o Provide to us your analysis under the guidance of EITF 00-19 about whether the conversion feature associated with these instruments meets the scope exemption offered by paragraph 11(a) of SFAS 133.

   o If you determine that it is not a derivative instrument, provide your analysis under EITF 98-5 of whether a beneficial conversion feature existed at the time of the issuance. Please note that it is not requisite that the instrument be a derivative for this guidance to apply.

The following are answers to the specific questions raised by Comment 12.

QUESTION: Provide to us your analysis under the guidelines of EITF 00-19 about whether the conversion feature associated with these instruments meets the scope exemption offered by paragraph 11(a) of SFAS 133.

RESPONSE: In analyzing whether the conversion feature meets the paragraph 11(a) scope exemption in SFAS 133, the Company was required to determine whether the conversion feature would be classified within stockholders' equity. To determine classification, the conversion feature was analyzed under EITF 00-19. The first step of the EITF 00-19 analysis for these features is to determine whether the host contract is a "conventional convertible instrument". In paragraph 8 of EITF Abstract Issue No. 05-2, "THE MEANING OF CONVENTIONAL CONVERTIBLE DEBT
INSTRUMENT IN ISSUE NO. 00-19", the Task Force reached a consensus that instruments that provide the holder with an option to convert into a fixed number of shares for which the ability to exercise the option is based on the passage of time or a contingent event should be considered "conventional" for purposes of applying Issue 00-19. The Company's host contract provides the holder with an option to convert into a fixed number of shares for which the ability to exercise the option is "contingent" on the company becoming a public company (the "contingent event"). Therefore, management has determined that the host contract is a conventional convertible instrument. Because the instrument is a conventional convertible instrument, the embedded conversion option qualifies for equity classification under EITF 00-19, qualifies for the scope exemption in SFAS 133 and should not be bifurcated from the host instrument. Since that is the case, EITFs 98-5 and 00-27 should be considered for any beneficial conversion feature (see discussion, following).

QUESTION: If you determine that it is not a derivative instrument, provide your analysis under EITF 98-5 of whether a beneficial conversion feature existed at the time of the issuance. Please note that it is not requisite that the instrument be a derivative for this guidance to apply.

RESPONSE: Management applied the guidance under EITF 98-5; ACCOUNTING FOR CONVERTIBLE SECURITIES WITH BENEFICIAL CONVERSION FEATURES OF CONTINGENTLY ADJUSTABLE CONVERSION RATIOS in analyzing the existence of a beneficial conversion feature. In applying the guidance under EITF 98-5, management considered the commitment date and the intrinsic value of a beneficial conversion feature.

Upon further analysis of the debenture offering agreement, management considered the date at which the Company would be required to account for a beneficial conversion feature in accordance with EITF 98-5. Section 6.1 of the debenture offering agreements ("the agreements") state that "the Holder has been informed that following the execution and delivery of this Debenture, the Company may be merged with or into or acquired by a public company (the "Public Company Successor"), with the Public Company Successor as the surviving entity of such merger or acquisition." Section 6.2 of the agreements state "If a transaction described in Section 6.1 is consummated and the Public Company Successor's voting common stock is listed or quoted for trading on a Trading Market or reported in the Pink Sheets, then the Holder may, prior to the Maturity Date, voluntarily convert this Debenture into Public Company Successor common stock..."

EITF 98-5 states that the commitment date for determining the value of a beneficial conversion feature is "the date when an agreement as to terms has been reached and the investor is committed to purchase the convertible securities based on those terms (that is, performance by the investor is probable because of sufficiently large disincentives for nonperformance)." It is management's position that the commitment dates for each of these transactions were as reported in the financial statements, but there is no requirement for the Company to account for or value a beneficial conversion feature until the Company completes the future event as stated in the convertible debenture agreements of becoming a public company.

Case 2 of EITF 98-5, entitled INSTRUMENT CONTAINING A FIXED PERCENTAGE CONVERSION FEATURE DEPENDENT ON A FUTURE EVENT is relative to the facts and circumstances of the HC Innovations, Inc. convertible debentures. Case 2 describes the treatment of the beneficial conversion feature resulting from a debt instrument that is convertible upon the occurrence of a future event--an initial public offering (IPO). The conclusion of Case 2 states that the instrument is not convertible at the commitment date; however, it will become convertible and that conversion feature will be beneficial if the future event, an IPO, is completed. Management believes that since the Company is not listed or quoted for trading as of the dates of the financial statements presented, the beneficial conversion feature (if any) associated with this debenture would not be recorded.

Management further considered the facts and circumstances relating to the existence of a beneficial conversion feature resulting from the stock valuation.

If a beneficial conversion feature was determined to require accounting in the financial statements, it would likely be the result of a stock valuation of at least $.41 per share. Paragraph 6.3 of the debenture offering agreement states that the conversion price is to be "equal to 50% times the market price of the Company's common stock on the day prior to conversion and that in no circumstance can the conversion price equal less than $.40 per share." Based upon EITF 98-5, paragraph 13, the accounting for a security that becomes convertible only upon the occurrence of a future event is a contingent beneficial conversion and should be measured at the commitment date but not recognized in earnings until the contingency is resolved. In this case, the fair value on each commitment date was $0.18 (for the November 14, 2005 debentures) and $0.28 (for the April 17, 2006 debentures). On each of these dates, the intrinsic value would be calculated as zero because, by agreement, the conversion price would be subject to the $.40 per share floor. Thus, on the basis of considering the intrinsic value of a beneficial conversion feature, management determined that there would be no requirement to record a beneficial conversion feature on the debentures payable upon the contingency being resolved (ie; the Company being listed or quoted for trading).

Consolidated Financial Statements - December 31, 2004
-----------------------------------------------------

Consolidated Statements of Operations, page 3.
----------------------------------------------

COMMENT 13: REFER TO YOUR RESPONSE TO COMMENT 43. IT DOES NOT APPEAR THAT YOU ADJUSTED THIS STATEMENT TO INCLUDE THE REQUESTED EPS INFORMATION. PLEASE REVISE THIS PRESENTATION TO INCLUDE THE PREVIOUSLY REQUESTED EPS INFORMATION.

Response: Management has included the earnings (loss) per share worksheet for 2004 in the attached Exhibit B.4. The earnings (loss) per share calculated includes the retroactive effect of the stock split which took place on September 19, 2005. The Company's 2004 Financial Statements have been updated to respond to this comment.

Further, the Company acknowledges the following:

   o the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      The Company believes that they have responded to all of the Staff's comments. If you have any questions or anything that I can do to facilitate your review, please let me know.


                                        Sincerely,
                                        HC Innovations, Inc.


                                        By: /s/ Jeffrey Zwicker
                                        -----------------------
                                        Jeffrey Zwicker, CFO

                                                HC INNOVATIONS, INC. AND SUBSIDIARIES
                                                              EXHIBIT A
                                                  Statement of Equity Transactions
                                           For the Period January 1, 2005 to June 30, 2006

------------------------------------------------------------------------------------------------------------------------------------

                                        COMMON STOCK                                  TOTAL
                                    -------------------              EFFECT ON      EFFECT ON
                       TRANSACTION                       PAID-IN   SUBSCRIPTIONS  STOCKHOLDERS'
                          DATE         SHARES   AMOUNT   CAPITAL     RECEIVABLE      DEFICIT               COMMENTS
                     ---------------------------------------------------------------------------------------------------------------
2005 TRANSACTIONS:
Retirement of           4/14/2005      (1,395)     (14)    (1,381)        1,395          --    These shares were originally offered
common stock                                                                                   to and issued to an employee at the
                                                                                               fair value of $1 per share and were
                                                                                               retired in connection with the
                                                                                               termination of her employment.

Issuance of              7/1/2005         951       10        941          (951)         --    Common stock sold at $1.00 per share,
common stock                                                                                   which management also deemed to be
                                                                                               the best available estimate of fair
                                                                                               market value at that point in time.

Shares issued            7/1/2005       4,840       48     61,452            --       61,500   The company issued 4,840 shares of
as compensation--                                                                              common stock in satisfaction of
consulting services                                                                            consulting services provided by an
                                                                                               un-related party. The consulting
                                                                                               services were valued at an invoice
                                                                                               value of $61,500. This valuation was
                                                                                               based on negotiation between the
                                                                                               parties and was deemed to be
                                                                                               representative of the fair market
                                                                                               value of the underlying consulting
                                                                                               services at that time.

Shares issued           7/17/2005          92        1         91            --           92   The Company issued 92 shares of stock
as compensation--                                                                              to an unrelated party for services
consulting services                                                                            performed during the first quarter of

                                                                                               2005 as compensation for introducing
                                                                                               the Company to a significant
                                                                                               investor. The value of the shares
                                                                                               was valued at $1 per share, which
                                                                                               was the best available estimate of
                                                                                               fair value at the time the services
                                                                                               were rendered and was a consistent
                                                                                               value with other transactions during
                                                                                               that time frame.

Retirement of           8/19/2005        (436)      (4)      (432)           --         (436)  These shares represent previously
common stock                                                                                   issued, unvested shares retired in
                                                                                               connection with the termination
                                                                                               of the NSI consulting agreements.
                                                                                               Also, see response to SEC comment
                                                                                               letter #48.

------------------------------------------------------------------------------------------------------------------------------------
                                                     537.41528-TO-1 STOCK SPLIT
------------------------------------------------------------------------------------------------------------------------------------
Shares issued           9/28/2005     100,000    1,000     39,000            --       40,000   On September 28, 2005, the Company
as compensation--                                                                              issued 100,000 shares of common stock
advisory services                                                                              in accordance with a board advisory
                                                                                               agreement between an employee and the
                                                                                               Company. The shares were valued at
                                                                                               $.40 per share due to its close
                                                                                               proximity with the shares issued as
                                                                                               compensation for legal services on
                                                                                               October 6, 2005 from an unrelated
                                                                                               party which represents the best
                                                                                               indication of fair value during that
                                                                                               time frame.

Shares issued           10/6/2005      50,000      500     19,500            --       20,000   On October 6, 2005, the Company
as compensation--                                                                              issued common stock as payment for
legal services                                                                                 legal services. The legal services
                                                                                               had an invoice value of $20,000
                                                                                               and 50,000 shares were issued as
                                                                                               compensation for the services. The
                                                                                               per share value of this transaction
                                                                                               was $.40 per share. This transaction
                                                                                               occurred on October 6, 2005 and
                                                                                               serves as the basis of valuing the
                                                                                               transaction (above) that occurred on
                                                                                               September 28, 2005.

Common stock issued    11/14/2005   1,283,385   12,834    215,244            --      228,078   The Company issued common stock in
in connection with                                                                             lieu of interest and financing costs
convertible debenture                                                                          on the debentures. The values are
                                                                                               based on an arms-length interest rate
                                                                                               ($202,678) used in the calculation
                                                                                               of the discount on the debentures
                                                                                               and financing costs ($25,400). The
                                                                                               value is $.18 per share based on
                                                                                               calculating the discount of $202,678,
                                                                                               which represented the fair value of
                                                                                               the interest.

2006 TRANSACTIONS:

Common stock issued     4/17/2006     500,000    5,000    136,348            --      141,348   The Company issued common stock,
in connection with                                                                             which was valued based on the
convertible debenture                                                                          discount on the convertible
                                                                                               debentures. Consistent with the
                                                                                               transaction on November 14, 2005,
                                                                                               the common shares were issued in lieu
                                                                                               of interest on the debentures. The
                                                                                               value is $.28 per share based on
                                                                                               calculating the discount of $141,348,
                                                                                               which represented the fair value of
                                                                                               the interest.

Issuance of             6/23/2006     142,669      143    106,859            --      107,002   The Company offered and sold to
common stock                                                                                   employees (related parties) common
                                                                                               stock at a price of $.75 per share,
                                                                                               which was set by management.

Common stock issued     6/28/2006   5,166,711    5,167    494,833            --      500,000   The exercise price was $.0967 as
in connection with                                                                             specified in the agreement between
exercise of warrants                                                                           the purchaser and the Company.

                                                            EXHIBIT B.1
                                                        HC INNOVATIONS, INC.
                                                  (FORMERLY AYRE HOLDINGS, INC.)
                                                   EARNINGS PER SHARE WORKSHEET
                                                         SEPTEMBER 30, 2006

                                                               COMMON STOCK                                      WEIGHTED
                                                DATE OF        SHARES ISSUED              SHARES IN DAYS          AVERAGE
                                              TRANSACTION     AND OUTSTANDING    # DAYS    OUTSTANDING      SHARES OUTSTANDING
                                             --------------------------------------------------------------------------------------
Balance, January 1,2006                                       23,868,323          273C    6,516,052,179

Common stock issued in connection with
  convertible debenture                      April 17, 2006      500,000          166        83,000,000

Reverse acquisition recapitalization
  adjustment                                 June 9, 2006        328,637          113        37,135,981

Issuance of common stock                     June 23, 2006       142,669           99        14,124,231

Common stock issued in connection with
  exercise of warrants                       June 28, 2006     5,166,711           94       485,670,834
                                                              ---------------------------------------------------------------------

Balance, September 30, 2006                                   30,006,340                  7,135,983,225           26,139,132.69 A
                                                              ==========                  =============
                                                                                                      D
Net loss per financial statements for the period ended September 30, 2006                                            (1,971,710)B

BASIC AND DILUTED EARNINGS PER SHARE                                                              = B / A                (0.075)
===================================================================================================================================

                                                            EXHIBIT B.2
                                                        HC INNOVATIONS, INC.
                                                  (FORMERLY AYRE HOLDINGS, INC.)
                                                   EARNINGS PER SHARE WORKSHEET
                                                          DECEMBER 31, 2005

                                             COMMON STOCK                                                              WEIGHTED
                                                SHARES      537.41528-TO-1    RETROACTIVELY               SHARES        AVERAGE
                                  DATE OF     ISSUED AND     STOCK SPLIT     EFFECTUATED FOR              IN DAYS       SHARES
                                TRANSACTION   OUTSTANDING    PRE-9/19/05       STOCK SPLIT    # DAYS    OUTSTANDING   OUTSTANDING
                                ----------------------------------------------------------------------------------------------------
Balance, January 1, 2005                         37,694       537.41528       20,257,332       365C   7,393,926,021

Retirement of common stock       4/14/2005       (1,395)      537.41528         (749,694)      261     (195,670,216)

Retirement of common stock       8/19/2005         (436)      537.41528         (234,313)      134      (31,397,950)

Issuance of common stock          7/1/2005          951       537.41528          511,082       184       94,039,075

Issuance of common stock          7/1/2005        4,840       537.41528        2,601,090       184      478,600,552

Shares issued as compensation    7/17/2005           92       537.41528           49,442       167        8,256,848

------------------------------------------------------------------------------------------------------------------------------------
                                                     STOCK SPLIT 537.41528-TO-1
------------------------------------------------------------------------------------------------------------------------------------

Shares issucd as compensation    9/28/2005      100,000         1.00000          100,000       94         9,400,000

Shares issued as compensation    10/6/2005       50,000         1.00000           50,000       86         4,300,000

Common stock issued in
  connection with
  convertible debentures        11/14/2005    1,257,985         1.00000        1,257,985       47        59,125,295

Shares issued as compensation -
  financing services            11/14/2005       25,400         1.00000           25,400       47         1,193,800

                                             ---------------------------------------------------------------------------------------
Balance, December 31, 2005                                                     23,868,323              7,821,773,425   21,429,516  A
                                                                              ==========              =============
                                                                                                                  D
Net loss per financial statements for the year ended December 31, 2005                                                 (1,378,789) B

BASIC AND DILUTED EARNINGS PER SHARE                                                                        = B / A         (0.06)
====================================================================================================================================

                                                            EXHIBIT B.3
                                                        HC INNOVATIONS, INC.
                                                  (FORMERLY AYRE HOLDINGS, INC.)
                                                   EARNINGS PER SHARE WORKSHEET
                                                         SEPTEMBER 30, 2005

                                             COMMON STOCK                                                              WEIGHTED
                                                SHARES      537.41528-TO-1    RETROACTIVELY               SHARES        AVERAGE
                                  DATE OF     ISSUED AND     STOCK SPLIT     EFFECTUATED FOR              IN DAYS       SHARES
                                TRANSACTION   OUTSTANDING    PRE-9/19/05       STOCK SPLIT    # DAYS    OUTSTANDING   OUTSTANDING
                                ----------------------------------------------------------------------------------------------------
Balance, January 1, 2005                          37,694      537.41528       20,257,332       273C   5,530,251,517

Retirement of common stock       4/14/2005        (1,395)     537.41528         (749,694)      169     (126,698,339)

Retirement of common stock       8/19/2005          (436)     537.41528         (234,313)       42       (9,841,149)

Issuance of common stock          7/1/2005           951      537.41528          511,082        92       47,019,538

Issuance of common stock          7/1/2005         4,840      537.41528        2,601,090        92      239,300,276

Shares issued as compensation    7/17/2005            92      537.41528           49,442        75        3,708,165

------------------------------------------------------------------------------------------------------------------------------------
                                                     STOCK SPLIT 537.41528-TO-1
------------------------------------------------------------------------------------------------------------------------------------

Shares issued as compensation    9/28/2005       100,000        1.00000          100,000         2       200,000

                                             ---------------------------------------------------------------------------------------
Balance, September 30, 2005                                                   22,534,938           5,683,940,008       20,820,293  A
                                                                              ==========           =============
                                                                                                               D
Net loss per financial statements for the nine-month period ended September 30,2005                                      (621,169) B

BASIC AND DILUTED EARNINGS PER SHARE                                                                     = B / A           (0.030)
====================================================================================================================================

                                                            EXHIBIT B.4
                                                        HC INNOVATIONS, INC.
                                                  (FORMERLY AYRE HOLDINGS, INC.)
                                                   EARNINGS PER SHARE WORKSHEET
                                                          DECEMBER 31, 2004

                                             COMMON STOCK                                                              WEIGHTED
                                                SHARES      537.41528-TO-1    RETROACTIVELY               SHARES        AVERAGE
                                  DATE OF     ISSUED AND     STOCK SPLIT     EFFECTUATED FOR              IN DAYS       SHARES
                                TRANSACTION   OUTSTANDING    PRE-9/19/05       STOCK SPLIT    # DAYS    OUTSTANDING   OUTSTANDING
                                ----------------------------------------------------------------------------------------------------
Balance, January 1,2004                              --              --               --       366C               --

Issuance of shares for
  consulting services            5/26/2004          464       537.41528          249,361       219        54,610,059

Issuance of shares to founders       *           15,115       537.41528        8,123,032       366     2,973,029,712

Issuance of securities          12/17/2004       22,115       537.41528       11,884,939        14       166,389,146

                                           -----------------------------------------------------------------------------------------
Balance, December 31, 2004                                                    20,257,332               3,194,028,917    8,726,855  A
                                                                              ==========               =============
                                                                                                                   D
Net loss per financial statements for the year ended December 31, 2004                                                   (465,079) B

BASIC AND DILUTED EARNINGS PER SHARE                                                                          = B / A       (0.05)
====================================================================================================================================

* Shares issued in relation to the reorganization of Company and represent the shareholders interest in the Limitied Liability Company. As such, the shares have been treated as being outstanding during the entire period.